FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2024 Earnings presentation

Earnings Presentation 9M’24 29 October 2024

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non- IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2024 Financial Report, published on 29 October 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly- results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

3 Important information While these forward-looking statements represent our judgement and future expectations concerning our business developments, results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Index 1 9M’24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

Record 9M'24 results with all our global businesses contributing to our 2024 targets

Another record quarterly profit driving double-digit profit growth in 9M'24 with revenue up high-single digits

Strong operating performance and profitable growth, with efficiency at record levels and RoTE above our 2024 target

Solid balance sheet with sound credit quality metrics and capital ratio

Delivering double-digit **value creation and higher shareholder remuneration**

Metric	Value	Change
Q3'24 attributable profit	€3.3bn	+12% vs. Q3'23
9M'24 attributable profit	€9.3bn	+14%
Efficiency	41.7%	-229bps
RoTE	16.2%	+133bps
FL CET1	12.5%	+0.2pp
CoR	1.2%	
TNAVps + DPS	+14% YoY	
Cash DPS	+39%	

Santander

Note: YoY changes. In constant euros: Q3'24 attributable profit +16% and 9M'24 attributable profit +15%. P&L accounts are all presented on an underlying basis.
TNAVps + Cash DPS includes the €9.50 cent cash dividend per share paid in May 2024 and the €10.00 cent interim cash dividend per share approved in September 2024 that will be paid from November 2024.

5

6 Double-digit profit and net operating income growth YoY, supported by customer revenue and efficiency improvements Excellent business and commercial dynamics continued in 9M’24 • Record NII, fees, total revenue, net operating income and profit • C/I and RoTE improvement • Outstanding EPS growth: +19% Note: underlying P&L. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards, we have begun to apply a new inflation-adjusted exchange rate for the Argentine peso. For further information, please see the ‘Alternative Performance Measures’ section of the Quarterly Financial Report. P&L Current Constant € million 9M'24 9M'23% % NII 34,682 32,139 8 9 Net fee income 9,666 9,222 5 6 Other income 1,837 1,734 6 9 Total revenue 46,185 43,095 7 8 Operating expenses -19,262 -18,961 2 2 Net operating income 26,923 24,134 12 13 LLPs -9,219 -9,037 2 4 Other results -3,277 -2,321 41 42 Attributable profit 9,309 8,143 14 15

7 On track to deliver on our full-year 2024 targets, which we upgraded last quarter … (1) YoY change in constant euros, except Argentina in current euros. Revenue1 Efficiency CoR FL CET1 RoTE 9M’24 2024 targets +8% 41.7% c.42% 1.2% c.1.2% 12.5% >12.0% 16.2% >16% High-single digit growth after FL Basel III implementation

… backed by our execution of ONE Transformation, improving both revenue and costs…

Efficiency execution
2022-9M'24

FY'22	ONE Transformation	Global & Network businesses	Global Tech capabilities & others	9M'24
45.8%	**-259bps**	**-82bps**	**-72bps**	41.7%

ONE Transformation: -259bps
- **Product simplification:** 16% fewer products in Q3'24 (-36% vs. Dec-22)
- **60%** products / services **digitally available** (59% Jun-24; 56% Dec-23)
- **US:** $230mn efficiencies captured in Consumer and Commercial since 2022

Global & Network businesses: -82bps
- **Multi-Nationals**: +3% YoY revenue growth
- **Wealth**: collaboration fees with CIB and Corporates reached **€3.0bn (+13% vs. 9M'23)**
- **Consumer**: expansion of OEM agreements

Global Tech capabilities & others: -72bps
- **Global approach** to technology: €64mn efficiencies in Q3'24 (€378mn since 2022)
  - **Gravity** (back-end) efficiencies
  - **Process optimization**
  - **Global vendor** agreements
  - **IT&Ops shared-services**

Reminder from Investor Day
Efficiency 2022-2025



45.8%
200-250bps
100-150bps
50-75bps
c. 42%
FY'22
2025 target

Santander
Note: 9M'24 or latest available data.
8

9 39.3% 18.5% -4.2pp +3.6pp 40.7% 11.9% -1.9pp +0.3pp 44.4% 18.1% +3.6pp -2.3pp 34.2% 81.1% -2.1pp +3.9pp 46.3% 22.7% +1.3pp +3.1pp 41.7% 16.2% -2.3pp +1.3pp … and by our five global businesses, leveraging our global scale to accelerate profitable growth 52% 20% 13% 6% 9% Revenue (€bn) Contribution to Group revenue C/I RoTE 9M’24 2025 RoTE target c.17% >14% >20% c.60% >30% 15-17% Note: YoY changes and revenue in constant euros. Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital. Retail Consumer CIB Wealth Payments Group PagoNxt EBITDA margin 24.2 +9% 9.6 +5% 6.3 +9% 2.7 +13% 4.0 +3% 46.2 +8%

10 2,941 3,024 3,102 3,064 3,040 3,021 3,060 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Retail: global platform deployment driving 9% revenue growth while holding costs flat # of products1 (k) # of non-commercial FTEs1 per mn total customers Active customers (mn) Execution of the strategy Key drivers Driving growth and efficiency on the back of our new model and proprietary technology Note: data and YoY changes in constant euros. (1) Metrics cover all products and employees in the branch network in our 10 main countries. Operational leverage – Revenue vs. Costs (€ mn, excl. Argentina) Revenue Costs 9M’24 financials Profit +5% -36% -11% Digital onboarding and simpler customer journeys driving customer growth and an increase in digital sales Customer experience Common operating model leveraging processes automation and digitalization in branches resulting in non-commercial FTEs reduction First integration of Gravity-ODS completed in the US In the UK, we launched a new app successfully Operational leverage Global platform Loans Deposits CoR RoTEC/I €614bn -1% €638bn +1% 0.98% +3bps 39.3% -4.2pp €5,332mn +29% 18.5% +3.6pp 6,681 7,085 7,531 7,271 7,553 7,918 7,932 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 74.6 78.1 Dec-22 Sep-24 10.1 6.5 Dec-22 Sep-24 657 583 Jun-23 Sep-24

Consumer: strong improvement in operational leverage and deposit cost-to-serve

Execution of the strategy

Transforming into a best-in-class, global business and operating model

Customer experience	Fully-digital financing experience available for our auto partners Expanding and consolidating partnerships across regions
Operational leverage	Expanding Openbank to new markets to fuel asset growth Double-digit deposit growth supported by our digital solutions
Global platform	Auto leasing platform operative in three European markets New Zinia initiatives with Amazon and Apple in Germany

Key drivers



Total customers (mn)
-0%
25.2
25.1
Dec-22
Sep-24
Retail deposits cost-to-serve (%)
-0.21pp
1.18
0.97
2022
9M'24
Operating expenses / ANEAs (%)
-0.27pp
2.69
2.42
2022
9M'24

9M'24 financials

Loans	Deposits	CoR
€210bn	€123bn	2.12%
+5%	+12%	+11bps

C/I	Profit	RoTE
40.7%	€1,507mn	11.9%
-1.9pp	+5%	+0.3pp

Operating performance (€ mn)



Operational leverage
Revenue
+5%
9,095
9,584
9M'23
9M'24
Costs
+0%
3,879
3,896
9M'23
9M'24
Revenue
Auto
+5%
6,443
6,765
9M'23
9M'24
Non-auto
+6%
2,652
2,819
9M'23
9M'24

Santander

Note: data and YoY changes in constant euros.
ANEAs: average net earning assets, including renting.

11

12 82 83 2022 9M'24 Key drivers Playing to our strengths to better serve our corporate customers and institutions Fee growth (€ bn) % Total revenue / RWAs % customer related revenue 80% CIB: US investments drove 15% fee growth and strong RoTE of 18% Note: data and YoY changes in constant euros. Revenue (€ mn) Global Transaction Banking Global Markets Execution of the strategy +1pp +1.0pp+15% +3% +12% Upgraded product offering in US driving growth with global clients In Markets, delivering end-to-end solutions for financial institutions Customer experience Enhanced global centres of expertise, with new and strengthened industry and product teams Holistic product offering for global clients and increased collaboration to drive cross-border revenue Operational leverage Global platform Profit Loans Deposits CoR RoTEC/I 9M’24 financials €137bn +6% €127bn -13% 0.21% +6bps 44.4% +3.6pp €2,039mn -3% 18.1% -2.3pp 1.6 1.9 9M'23 9M'24 5.9 6.9 2022 9M'24 2,009 2,071 9M'23 9M'24 1,447 1,666 9M'23 9M'24 2,133 2,399 9M'23 9M'24 +15% Global Banking

Wealth: strong activity, collaboration fees up 13% and 81% RoTE

Execution of the strategy

Accelerating our customers' connectivity with our global product platforms

Customer experience	Enhanced customer experience with improved digital insurance servicing and claims capabilities
Operational leverage	Boosted collaboration fees by fostering the network effect with Retail and CIB, and by connecting PB across countries
Global platform	Single operating platform for alternative products across countries in SAM, automating the full product investment cycle

Key drivers



Assets under management[1] (€ bn)
+25%
394
493
Dec-22
Sep-24
Collaboration fees (€ bn)
+13%
2.67
3.03
9M'23
9M'24
Revenue growth including ceded fees[3] (€ bn)
+12%
4.2
4.7
9M'23
9M'24

9M'24 financials

Net new money (PB) **€13.2bn** 5% of volumes[2]	Net sales (SAM) **€12.5bn** 7% of volumes[2]	Gross written premiums **€9.0bn** 0%
C/I **34.2%** -2.1pp	Profit **€1,266mn** +15%	RoTE **81.1%** +3.9pp

Revenue (including ceded fees, € mn)



Fees ceded to the commercial network
Private Banking
+12%
1,670
1,876
9M'23
9M'24
Santander Asset Management
+16%
901
498
403
1,047
569
478
9M'23
9M'24
Insurance
+10%
1,614
1,279
335
1,772
1,408
364
9M'23
9M'24

Note: data and YoY changes in constant euros. Including all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are reflected in Retail's P&L, PAT + fees of €2,601mn (+13% YoY).

(1) Includes deposits and off-balance sheet assets.

(2) Annualized net new money as % of total PB customer assets and liabilities (CAL). Annualized net sales as % of SAM AuMs.

(3) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are reflected in Retail's P&L.

Santander 13

Payments: solid revenue increase and profitability, with PagoNxt EBITDA margin of 23%

Execution of the strategy

Seizing a growing opportunity by capturing scale through global platforms

Customer experience	Click to Pay improved with new functionalities in Brazil Contactless payments in Mexico City's underground network
Operational leverage	Capex optimization, operational efficiencies and more transactions in PagoNxt, driving down the cost per transaction
Global platform	Great strides in the implementation of our Global Cards platform Payments Hub already processing all types of payments globally

Key drivers



transactions (bn per month)
+26%
2.6
3.3
2022
9M'24
Cost per transaction (€ cents, PagoNxt)
-13%
4.1
3.6
2022
9M'24
% open market revenue (PagoNxt)
+9.9pp
13.6
23.5
2022
9M'24

9M'24 financials

Loans	TPV Getnet	Turnover Cards
€23bn +5%	€163bn +12%	€241bn +6%

C/I Payments	Profit Payments	EBITDA margin PagoNxt
46.3% +1.3pp	€421mn +10% / €178mn -53% with one-offs[2]	22.7% +3.1pp

Revenue (€ mn)



PagoNxt
+12%
797
894
9M'23
9M'24
Cards
+1%
3,092
3,113
9M'23
9M'24
% growth exc. Q1'23 impact[1]
+3%

Santander

Note: data and YoY changes in constant euros. Transactions include merchant payments, cards and electronic A2A payments.
(1) Excluding a one-time positive fee recorded in Q1 2023 from commercial agreements in Brazil.
(2) Profit and YoY change including the write-downs of our investments related to our merchant platform in Germany and Superdigital in Latin America.

14

Building capital organically and delivering double-digit value creation with higher shareholder remuneration

FL CET1



%
+0.2pp
12.3
+1.36
-0.74
-0.42
12.5
Dec-23
Net organic generation[1]
Shareholder remuneration
Regulatory & models
Sep-24

TNAVps + Cash DPS



€ per share
Cash DPS: €19.5 cents
+14%
5.23
5.04
4.61
Sep-23
Sep-24[2]

Shareholder remuneration

Cash dividend in 2024

+39% YoY

Current share buyback programme

€1,525mn

Since 2021 and including the full current share buyback, Santander will have returned €7.9bn to shareholders via share buybacks, and will have repurchased c.12.5% of its outstanding shares

Note: our shareholder remuneration policy is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Implementation of shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. The amount of the current share buyback programme, announced on 27 August, is equivalent to c.25% of the Group's underlying profit in H1 2024.

(1) Gross organic generation net of market and other charges.

(2) TNAVps + Cash DPS includes the €9.50 cent cash dividend per share paid in May 2024 and the €10.00 cent interim cash dividend per share approved in September 2024, to be paid from November 2024.

Santander

15

16 Index 1 9M’24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

17 2,571 2,670 2,902 2,933 2,852 3,207 3,250 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Double-digit profit and net operating income growth YoY, supported by customer revenue and efficiency improvements Attributable profit (Constant € mn) +12% Attributable profit Note: underlying P&L. € mn 2,582 2,642 2,862 2,890 2,808 3,177 3,324 P&L Current Constant € million 9M'24 9M'23% % NII 34,682 32,139 8 9 Net fee income 9,666 9,222 5 6 Other income 1,837 1,734 6 9 Total revenue 46,185 43,095 7 8 Operating expenses -19,262 -18,961 2 2 Net operating income 26,923 24,134 12 13 LLPs -9,219 -9,037 2 4 Other results -3,277 -2,321 41 42 Attributable profit 9,309 8,143 14 15 +5% +1%

High-single digit revenue growth underpinned by customer activity across our businesses

Total revenue



Constant € mn
Total revenue
+6%
13,942
14,131
14,610
14,306
15,137
15,536
15,512
Q1'23
Q2
Q3
Q4
Q1'24
Q2
Q3
YoY growth
+8%
42,683
+2,009
+489
+530
+309
+118
+46
46,185
+9%
+5%
+9%
+13%
+3%
9M'23
Retail
Consumer
CIB
Wealth
Payments
CC
9M'24

Group

- **>95% of total revenue is customer related** which drove the vast majority of total revenue growth
- **Strong revenue increase YoY** reflecting the benefits of our model, with all businesses and regions growing
- **In the quarter**, customer revenue increased. Total revenue impacted by the hyperinflation adjustment in Argentina

Detail by business

- **Retail** had a positive performance across regions YoY. Of note, South America (higher volumes and negative sensitivity in a lower rate environment) and Retail Europe (margin management)
- **Consumer** revenue growth, supported by Brazil (higher activity and lower interest rates) and DCB Europe (volumes and active asset repricing)
- **CIB** reported a record 9M, on the back of all-time high NII and fees, backed by all three businesses
- **Wealth** up double-digits, driven by strong commercial activity across businesses and good margin management in PB
- **Payments** up 3%, +5% excluding a one-time positive fee in Cards in Q1'23 from commercial agreements. Of note, PagoNxt +12%

Santander

Note: data and YoY % changes in constant euros.

18

NII and NIM up YoY supported by volumes and margin management

Net interest income and NIM



NIM
Quarterly
2.63%
2.73%
2.82%
2.76%
2.97%
2.89%
2.79%
NII
Constant € mn
+9%
10,217
10,641
11,057
10,949
11,802
11,377
11,503
Q1'23
Q2
Q3
Q4
Q1'24
Q2
Q3
NIM
2.73%
+0.27
+0.11
-0.16
-0.07
2.88%
9M'23
Asset yields
Asset volumes
Liability costs
Liability volumes
9M'24

Net interest income

- **>80% of Group NII** is from our Retail and Consumer businesses
- **Solid 9M NII increase YoY (+9%)** across all businesses and regions
  - **Retail continued growing in all three regions.** In Europe, driven by active price management; North America by volumes
  - **Retail in South America and Consumer** up supported by negative sensitivity to interest rates and volume growth
  - **Strong growth in CIB** boosted by Global Banking and good performance in Global Markets
- **Resilient NII in Q3** (+1%), in a new context of interest rates
  - **Retail (+2%)** with all regions growing. Of note, Brazil (margins), Poland (volumes) and the UK (mortgage profitability)
  - **Consumer slightly up** with good performance in South America (mainly Brazil)
  - **CIB** affected by lower volumes (seasonality and focus on profitability)

Margins

- **NIM up YoY** driven by asset repricing and controlled cost of deposits
- **Quarterly trend** affected by currency depreciation and, to a lesser extent, new interest rate cycle
- **Proactive management of interest rate sensitivity** to adapt our balance sheet to mitigate potential monetary policy impacts

Santander

Note: NIM = NII / Average earning assets.
Data and YoY % changes in constant euros.

19

Net fee income growth shows value added from our global businesses

Net fee income



Constant € mn
+8%
3,034
3,004
3,045
2,772
3,181
3,205
3,279
Q1'23
Q2
Q3
Q4
Q1'24
Q2
Q3
YoY growth
+6%
9,083
+93
+219
+246
+147
-121
-2
9,666
+3%
+25%
+15%
+16%
-6%
9M'23
Retail
Consumer
CIB
Wealth
Payments
CC
9M'24

Retail

- **Good commercial dynamics and customer growth (+4% YoY),** resulting in generalized fee growth across our footprint
- **Fees boosted by higher activity** in funds, insurance and FX, especially in Brazil, the US, Mexico and Poland

Consumer

- **Double-digit growth** across its core markets, driven by insurance in DCBE, volumes in Brazil and auto in the US
- **Expanding and consolidating partnerships** across regions

CIB

- **Record fee income in 9M,** supported by all CIB businesses. Of note, Global Banking (+25%)
- **The US was the top contributor** to CIB's fee growth, reflecting our US Banking Build-Out initiative

Wealth

- **Strong growth (+16%)** on the back of more recurrent activity in PB, with record AuM levels both in PB and SAM
- **Outstanding increases** in Europe and North America

Payments

- **Payments** affected by the one-time positive fee in Cards in Q1'23 from commercial agreements
- In **PagoNxt**, strong growth of total payments volume (+12% YoY) and Getnet transactions (+5% YoY), mainly in Europe and Mexico

Santander Note: data and YoY % changes in constant euros.

20

ONE Transformation is driving structural efficiency gains and positive jaws

Efficiency and costs



Efficiency
Quarterly
44.1%
44.3%
43.6%
44.4%
42.6%
40.6%
41.9%
Costs
Constant € mn
6,143
6,271
6,379
6,376
6,463
6,314
6,485
Q1'23
Q2
Q3
Q4
Q1'24
Q2
Q3



YoY growth in real terms
+2% (-1% in real terms[1])
18,793
-100
+17
+424
+56
+81
-8
19,262
-5%
-2%
+15%
+3%
+1%
-6%
9M'23
Retail
Consumer
CIB
Wealth
Payments
CC
9M'24

Efficiency

- **9M'24 efficiency ratio improved by more than 2pp YoY** to 41.7%, while we continued investing in our transformation
- **Transformation investments (technology)** in 9M'24 totalled €1.7bn (€4.1bn since 2022)
- Most businesses reflecting **strong operational** leverage from our initiatives towards a simpler and more integrated model

Costs

- **Costs down 1% YoY in real terms,** with efficiency gains in most businesses:
  - **Retail:** strong decline in costs, reflecting our transformation efforts
  - **Consumer:** costs down even as we invest and grow
  - **CIB:** costs impacted by our initiative to develop new products and capabilities
  - **Wealth:** costs rose responding to a higher commercial activity
  - **Payments:** costs contained despite investments in global platforms
  - Corporate Centre: down driven by ongoing simplification measures
- **In the quarter**, costs reflected the usual seasonal effects in H2 (salary agreements, compensation accrual and others)

Santander

Note: data and YoY % changes in constant euros.
(1) Costs in real terms exclude the impact from weighted average inflation.

21

Cost of risk improvement keeps us on track to meet our 2024 target

LLPs and credit quality


CoR
12 month
1.05%
1.08%
1.13%
1.18%
1.20%
1.21%
1.18%
LLPs
Constant € mn
2,855
2,847
3,182
3,327
3,048
3,083
3,088
Q1'23
Q2
Q3
Q4
Q1'24
Q2
Q3

Other credit quality metrics

	Sep-23	Jun-24	Sep-24
NPL ratio	3.13%	3.02%	**3.06%**
Coverage ratio	68%	66%	**64%**
Stage 1	€1,002bn	€1,008bn	**€1,008bn**
Stage 2	€77bn	€94bn	**€87bn**
Stage 3	€36bn	€35bn	**€36bn**

Credit quality

- **YTD CoR stood at 1.14%,** even with the increase in CHF mortgage portfolio coverage in Q2
- **Better credit quality,** backed by overall good economic performance, record low unemployment rates in most countries and easing monetary policies
- **NPL ratio of 3.06%,** improving YoY. Stages relatively stable

Detail by business

- **In Retail, which represents c.50% of Group LLPs,** CoR improved QoQ to 0.98%, with good performances across our main countries
  - Spain's and Brazil's CoR improved
  - The UK's CoR dropped and remained at very low levels
  - In Mexico, CoR normalizing YoY in line with expectations, affected by change of mix. CoR fell QoQ
- **In Consumer, which represents c.40% of Group LLPs,** CoR normalized YoY to 2.12%, due to both DCB Europe and the US, in line with expectations, and improved QoQ

Santander

Note: CoR - provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
Stages in current euros.

22

Strong capital generation, with profitable front-book growth of 23% RoTE and significant RWA mobilization

CET1 performance and capital productivity

FL CET1
%



12.5
+0.43
-0.26
-0.18
+0.01
12.5
Jun-24
Organic generation
Shareholder remuneration[1]
Regulatory & Models
Markets & others
Sep-24

Maximize capital productivity
Sep-24 or estimates

Front book pricing
RoRWA of new book
2.9%

Asset rotation and risk transfer activities
RWAs mobilized vs. credit RWAs
17%

% RWAs with RoRWA > CoE
86%

Santander
(1) Shareholder remuneration accrued against profit earned in Q3 2024. Target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

23

24 Index 1 9M’24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

25 RoTE Profitability FL CET1 Strength RWAs with RoRWA > CoE Disciplined capital allocation Payout 50% Shareholder remuneration Note: target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. >12% c.85% 15-17% 9M’24 vs. 2025 ID targets Consistently delivering on our Investor Day targets, with double-digit value creation for our shareholders Cash dividend + SBB 50% annually 86%TNAVps + DPS Double-digit growth average through-the-cycle +14% 12.5% 16.2%

26 ONE Transformation and global scale keep accelerating operational leverage and profitable growth Efficiency at record levels, boosting RoTE to above our 2024 target Record quarterly and 9M profit. Well positioned to deliver sustained growth, increased profitability and shareholder value creation RoTE EPS 9M’24 TNAVps + DPS Cash DPS 16.2% +19% +14% +39% Record profit supported by an outstanding P&L from top to bottom Excellent business dynamics: record NII, fees, revenue and net operating income Robust balance sheet and strong capital base Strong foundations for growth, value creation and shareholder remuneration On track to meet our 2024 targets and deliver growth in line with our ambition of becoming the most profitable bank in every market where we operate Note: YoY changes. TNAVps + Cash DPS includes the €9.50 cent cash dividend per share paid in May 2024 and the €10.00 cent interim cash dividend per share approved in September 2024 that will be paid from November 2024. The cash dividend percentage growth is calculated based on the cash dividends paid in 2024 (€9.50 cent per share paid in May 2024, €10.00 cent per share approved in September 2024 and will be paid from November 2024) vs. cash dividends paid in 2023 (€5.95 cent per share paid in May 2023, €8.10 cent per share paid in November 2023).

27 Index 1 9M’24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

28 Appendix Investor Day Targets summary Group P&L and excluding Argentina Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

ONE Transformation driving double-digit growth in value creation

		2022	2023	9M'24	2025 targets
Profitability	RoTE (%)	13.4	15.1	16.2	15-17
	Payout (Cash + SBB)[1] (%)	40	50	50	50
	EPS Growth (%)	23	21.5	18.6	Double-digit
Customer centric	Total customers (mn)	160	165	171	c.200
	Active customers (mn)[2]	99	100	102	c.125
Simplification & automation	Efficiency ratio (%)	45.8	44.1	41.7	c.42
Customer activity	Transactions volume per active customer (month, % growth)[3]	-	10	8	c.+8
Capital	FL CET1 (%)	12.0	12.3	12.5	>12
	RWA with RoRWA > CoE (%)	80	84	86	c.85
ESG[4]	Green financed raised & facilitated (€bn)	94.5	114.6	129.7	120
	Socially responsible Investments (AuM) (€bn)	53	67.7	85.0	100
	Financial inclusion (# People, mn)	-	1.8	3.5	5
	Women in leadership positions (%)	c.29	31.4	30.8	35
	Equal pay gap (%)	c.1	c.0	-	c.0
TNAVps+DPS (Growth YoY)		+6%	+15%	+14%	Double-digit growth average through-the-cycle

(1) Target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactionality threshold in the past 90 days.
(3) Total transactions annual growth include merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) Information is audited on a limited assurance basis. Green finance raised & facilitated (€bn): since 2019 (not EU taxonomy aligned). Financial inclusion (# people, mn): since 2023. Definitions in the Glossary section in this document. Equal pay gap is calculated annually.

Santander

29

30 Appendix Investor Day Targets summary Group P&L and excluding Argentina Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

31 Group P&L and excluding Argentina ex. Argentina P&L Current Constant Current Constant € million 9M'24 9M'23% % % % NII 34,682 32,139 8 9 8 9 Net fee income 9,666 9,222 5 6 7 8 Other income 1,837 1,734 6 9 6 8 Total revenue 46,185 43,095 7 8 8 9 Operating expenses -19,262 -18,961 2 2 3 4 Net operating income 26,923 24,134 12 13 12 13 LLPs -9,219 -9,037 2 4 2 4 Other results -3,277 -2,321 41 42 37 38 Attributable profit 9,309 8,143 14 15 15 16 Note: underlying P&L.

32 Appendix Investor Day Targets summary Group P&L and excluding Argentina Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

33 Detail by global business

Retail & Commercial Banking

Highlights

- **Our transformation** is reflected in a significant rise in **total customers** (+4% YoY), **efficiency** improvements (-4pp to 39.3%) and higher **profitability** (+4pp to 18.5%)
- **Loans** slightly down YoY, still affected by mortgage and SME prepayments in Europe, mostly offset by growth in South America and Mexico. Generalized increases in **deposits** and **mutual funds**
- **Strong profit increase YoY (+29%),** with a solid revenue performance across regions and lower costs and LLPs:
  - **NII** rose across regions, but especially in South America (volumes and lower cost of deposits) and Spain and Portugal (margin management)
  - Solid **fee** performance. Of note, Brazil (insurance and FX), the US (servicing fees), Mexico (insurance and funds) and Poland (FX and funds)
  - **LLPs** improved and CoR was stable as good performance in Europe more than offset the impact from higher volumes in Brazil and normalization in Mexico and Chile
- **Profit +13% QoQ,** driven by higher NII (Brazil, Poland, the UK and Mexico), lower LLPs (Spain and North America) and after having recorded CHF provisions in Q2

Key data

Loans	Deposits	Mutual Funds
€614bn -1%	€638bn +1%	€95bn +16%

Efficiency	CoR	RoTE
39.3% -4.2pp	0.98% +3bps	18.5% +3.6pp

P&L

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	6,803	2.3	20,817	9.5	9.0
Net fee income	1,149	2.6	3,514	2.7	0.9
Total revenue	**7,945**	**0.0**	**24,219**	**9.0**	**8.3**
Operating expenses	-3,102	3.1	-9,525	-1.0	-2.2
Net operating income	**4,844**	**-1.9**	**14,694**	**16.8**	**16.3**
LLPs	-1,369	-7.1	-4,456	-5.5	-7.4
Attributable profit	**2,005**	**12.6**	**5,332**	**28.6**	**29.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Sep-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

34

Digital Consumer Bank

Highlights

- We continue expanding our **leadership in consumer finance** across our footprint, converging towards a **more digital global operating model and implementing the best solutions**
- **Loans** up 5%, driven by higher new business volumes (+5%) led by Brazil and supported by higher activity in the auto market
- **Deposits** rose 12%, mainly in Europe, in line with our deposit gathering strategy to lower funding costs and reduce NII volatility across the cycle
- **Net operating income grew close to double-digits,** supported by solid revenue performance, including a 25% rise in fees and good cost control (-2% in real terms), resulting in a 2pp efficiency improvement to 40.7%
- **Profit up 5% YoY and RoTE improved** driven by net operating income increase, despite cost of risk normalization in line with expectations
- **In the quarter, NII up and costs under control.** Profit impacted by the usual LLP seasonality in the US and lower leasing volumes and residual values

Key data

New lending	Loans	Deposits
€68.9bn +5%	€210bn +5%	€123bn +12%
Efficiency	**CoR**	**RoTE**
40.7% -1.9pp	2.12% +11bps	11.9% +0.3pp

P&L

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	2,614	0.4	7,978	5.2	4.7
Net fee income	373	-1.6	1,115	24.5	23.9
Total revenue	**3,135**	**-2.1**	**9,584**	**5.4**	**4.8**
Operating expenses	-1,278	-0.7	-3,896	0.4	0.1
Net operating income	**1,857**	**-3.0**	**5,688**	**9.1**	**8.4**
LLPs	-1,121	9.0	-3,314	12.2	11.2
Attributable profit	**437**	**-26.3**	**1,507**	**4.6**	**4.4**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Note: Sep-24 data and YoY changes (new lending, loans and customer funds in constant euros).

Santander 35

Corporate & Investment Banking

Highlights

- We continue to make our **centres of expertise more sophisticated**, **deepening client relationships,** with focus on our Global Markets Plan and US BBO initiatives, and **actively managing capital**
- **Strong activity YoY**, especially in Global Banking and Global Markets:
  - **Global Transaction Banking (GTB):** strong activity in Export Finance and, to a lesser extent, in Trade & Working Capital Solutions
  - **Global Banking (GB):** significant growth in Corporate Finance and DCM market share gains across regions
  - **Global Markets (GM):** strong activity levels, mainly in Europe and the US. More challenging environment in Brazil, though improved in Q3
- **Deposits** performance in line with our strategy to reduce excess corporate deposits
- **Revenue up 9% from record levels in 9M'23, backed by all businesses.** Profit down, as we invest for growth. **Leading position in efficiency and profitability**
- **Revenue up QoQ,** backed by our strong position and higher market activity in Brazil and performance in the US. Profit impacted by lower volumes (focus on profitability) and transformation investments

Key data

Loans	Deposits
€137bn +6%	€127bn -13%

Efficiency	CoR	RoTE
44.4% +3.6pp	0.21% +6bps	18.1% -2.3pp

P&L

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	901	-2.5	2,932	16.5	14.7
Net fee income	612	0.3	1,892	15.0	14.0
Total revenue	**2,072**	**2.8**	**6,261**	**9.2**	**7.5**
Operating expenses	-965	6.5	-2,782	18.0	17.1
Net operating income	**1,107**	**-0.1**	**3,478**	**3.1**	**0.9**
LLPs	-61	12.2	-158	—	—
Attributable profit	**633**	**-6.3**	**2,039**	**-3.0**	**-4.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Sep-24 data (loans and deposits) and 9M'24 new lending; YoY changes in constant euros.

36

Wealth Management & Insurance

Highlights

- We continue to build the **best Wealth and Insurance manager** in Europe and the Americas, supported by our leading global private banking platform and our best-in-class funds and insurance product factories
- This quarter, we were named the **Best Bank for Wealth Management in Latin America** by *Euromoney*
- **AuMs continued to increase to new record levels**, backed by excellent commercial dynamics, both in Private Banking and SAM
- **Profit grew +15% YoY,** supported by strong revenue growth, with positive margin management and double-digit fee growth across businesses. Total contribution to Group profit[3] up 13% YoY
- As a result, **efficiency improved** 2pp to 34.2% **and RoTE rose** 4pp to 81%
- **Profit up double-digits QoQ,** driven by positive performance across all the revenue lines. By business, mainly in SAM and Insurance

Key data

AuMs	Net new money (PB)	Net sales (SAM)
€493bn +16%	€13.2bn 5% of volumes[2]	€12.5bn 7% of volumes[2]

Gross written premiums	Efficiency	RoTE
€9.0bn 0%	34.2% -2.1pp	81.1% +3.9pp

P&L

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	406	2.1	1,233	9.0	8.6
Net fee income	366	5.5	1,084	15.7	14.9
Total revenue	**929**	**6.0**	**2,718**	**12.8**	**12.0**
Operating expenses	-315	4.5	-931	6.4	5.6
Net operating income	**614**	**6.7**	**1,787**	**16.5**	**15.7**
LLPs	-11	13.0	-24	—	—
Attributable profit	**448**	**9.8**	**1,266**	**15.0**	**14.2**
Contribution to profit	912	5.3	2,601	13.1	11.4

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Sep-24 data (AuMs); 9M'24 data (net new money, net sales and GWPs). YoY changes in constant euros.
(2) Considering annualized net new money as a % of total CAL and net sales as a % of SAM's AuMs.
(3) Including fees generated by asset management and insurance ceded to the commercial network.

37

Payments

PagoNxt

- TPV up 12% and number of transactions +5% YoY in **Getnet**, driven by Europe, Mexico and Chile
- **Revenue rose 12%** with an overall increase in business activity across countries, supporting **EBITDA margin improvement to 23%**
- **Profit improved YoY** excluding write-downs of our investments in Q2

Getnet

Total Payments Volume (TPV)	Number of transactions
€163bn +12%	+5%

PagoNxt P&L and EBITDA

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	35	17.4	97	80.0	74.5
Net fee income	241	9.0	697	2.3	-0.6
Total revenue	**311**	**8.6**	**894**	**12.1**	**9.1**
Operating expenses	-288	-0.1	-889	9.7	8.0
Net operating income	**23**	**—**	**5**	**—**	**—**
LLPs	-3	-33.1	-13	-43.9	-44.8
Attributable profit	**-21**	**-93.2**	**-326**	**207.9**	**224.4**
Att. profit excl. one-offs	**-21**	**-21.0**	**-83**	**-21.9**	**-17.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

EBITDA margin

+3.1pp


19.6%
22.7%
9M'23
9M'24

Cards

- **105 million cards** managed across the Group
- **Solid YoY growth in customer activity**, leading to a 7% increase in average balance with turnover up 6%, boosted by a larger card pool and greater use of cards by our customers
- **Revenue +3% YoY** excluding positive one-off[2] in Q1'23. **High profitability** with **RoTE at 33.0%**

Cards

Turnover	Average balance
€241bn +6%	€21bn +7%

P&L

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	561	-1.0	1,819	4.4	1.8
Net fee income	457	4.0	1,371	-9.1	-11.1
Total revenue	**996**	**1.6**	**3,113**	**0.7**	**-1.8**
Operating expenses	-300	-1.3	-965	0.3	-0.6
Net operating income	**696**	**2.9**	**2,149**	**0.9**	**-2.3**
LLPs	-411	3.7	-1,253	0.8	-2.1
Attributable profit	**150**	**-8.6**	**503**	**3.4**	**0.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Note: Sep-24 data and YoY changes in constant euros. In PagoNxt, a negative growth rate in profit indicates a lower loss. Number of cards managed by Cards is 102 million, as it excludes those managed by Digital Consumer Bank including Openbank (3 million cards).
(2) Excluding a one-time positive fee recorded in Q1 2023 from commercial agreements in Brazil.

Santander 38

39 Corporate Centre • NII slightly down as higher liquidity buffer remuneration was more than offset by higher interest expense related to TLAC/MREL issuances • Lower losses on financial transactions due to a smaller impact from foreign currency hedges • Cost reduction, driven by ongoing simplification measures • As a result, lower attributable loss YoY Highlights P&L Underlying P&L* 9M'24 9M'23 NII -195 -124 Gains / losses on financial transactions -429 -473 Operating expenses -275 -283 LLPs and other provisions -241 -101 Tax and minority interests 108 -50 Attributable profit -1,012 -1,084 (*) € mn.

40 Detail by region and country

Europe

Highlights

- We continue to **accelerate our business transformation** to achieve **higher growth and a more efficient operating model**
- **Customers increased across the region** (+356k YoY), mainly driven by Spain
- **New business volumes continued to rise,** however **loans** declined YoY, still affected by prepayments. Migration to time deposits and double-digit mutual funds increase
- **Strong profit growth YoY,** supported by **NII,** especially Retail in Spain and Portugal, on the back of good margin management. **Efficiency gains and active risk management**
- **Profit up 12% QoQ,** driven by revenue growth, credit quality improvement in Spain, and after having recorded CHF provisions in Q2

Key data and P&L

Loans	Deposits	Mutual Funds
€558bn -1%	€613bn -1%	€120bn +18%

Efficiency	CoR	RoTE
39.4% -1.7pp	0.35% -9bps	17.1% +2.3pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	4,205	0.6	12,493	4.1	6.0
Net fee income	1,168	0.1	3,536	5.2	6.3
Total revenue	**5,945**	**0.4**	**17,663**	**7.2**	**8.8**
Operating expenses	-2,356	2.3	-6,958	2.9	4.3
Net operating income	**3,589**	**-0.8**	**10,705**	**10.2**	**12.0**
LLPs	-427	-20.0	-1,444	-27.3	-26.0
Attributable profit	**1,842**	**11.7**	**5,029**	**18.7**	**20.4**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Sep-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

41

Spain

- **Sustained customer** growth YoY. **Loans** slightly affected by mortgage prepayments. **Deposit** performance in line with our strategy to reduce excess corporate deposits. **Mutual funds** up double-digits
- **Profit increased 53% YoY,** supported by strong growth in NII (especially in Retail), higher fees (mutual funds) and lower LLPs
- **Record quarterly profit, up 10%** supported by better credit quality which more than offset impacts of seasonality on revenue and costs

Loans	Deposits	Mutual Funds
€230bn -1%	€296bn -3%	€89bn +19%

Efficiency	CoR	RoTE
34.7% -5.5pp	0.52% -11bps	21.8% +7.1pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23
NII	1,799	-2.2	5,454	11.3
Net fee income	707	-4.1	2,191	7.0
Total revenue	**2,983**	**-2.1**	**9,048**	**16.1**
Operating expenses	-1,073	3.8	-3,138	0.4
Net operating income	**1,911**	**-5.2**	**5,910**	**26.7**
LLPs	-279	-14.6	-937	-20.6
Attributable profit	**1,081**	**9.9**	**2,837**	**53.0**

(*) € mn and % change.

UK

- **Loans** and **deposits** impacted by strict pricing policy. **Mutual funds** increased
- **Profit down YoY,** mainly affected by lower volumes and higher cost of deposits. CoR improving from already very low levels
- **Profit up QoQ,** driven by higher revenue on the back of good margin management, cost discipline and better LLPs (macro improvement)

Loans	Deposits	Mutual Funds
€238bn -4%	€225bn -2%	€8bn +5%

Efficiency	CoR	RoTE
56.0% +7.8pp	0.05% -8bps	11.1% -2.9pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	1,256	4.0	3,637	-9.4	-7.4
Net fee income	80	24.6	222	-17.6	-15.7
Total revenue	**1,344**	**5.7**	**3,860**	**-11.1**	**-9.1**
Operating expenses	-710	-2.0	-2,161	3.3	5.6
Net operating income	**634**	**15.8**	**1,699**	**-24.4**	**-22.7**
LLPs	-37	-17.5	-98	-58.2	-57.3
Attributable profit	**346**	**5.4**	**975**	**-23.3**	**-21.5**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: Sep-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

42

Portugal

- **Loans up,** supported by sound new business levels, across segments, and solid increases in **deposits** and **mutual funds** on the back of customer growth
- **Profit +31% YoY,** boosted by NII (better loan yields and higher volumes), costs growing below inflation and LLPs at very low levels
- **Profit down QoQ,** as we adjust business to new interest rate cycle, with higher costs

Loans	Deposits	Mutual Funds
€39bn +3%	€38bn +7%	€5bn +15%

Efficiency	CoR	RoTE
24.6% -4.1pp	0.07% -10bps	26.8% +3.6pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23
NII	373	-9.8	1,216	20.0
Net fee income	115	-0.6	357	1.3
Total revenue	**500**	**-10.4**	**1,642**	**17.4**
Operating expenses	-137	2.5	-404	0.8
Net operating income	**363**	**-14.4**	**1,238**	**24.1**
LLPs	-7	—	-10	-83.7
Attributable profit	**229**	**-11.8**	**792**	**31.0**

(*) € mn and % change.

Poland

- **Customer** growth driving strong increase in **loans** mainly in Retail (mortgages and personal loans) and CIB. **Deposit** growth (demand) and outstanding rise in **mutual funds**
- **Profit up 14% YoY,** supported by strong NII and fees (FX and mutual funds) and improved LLPs, which offset higher costs
- **Profit up QoQ,** driven by revenue growth, +4% in both NII and fees, and after having recorded CHF provisions in Q2

Loans	Deposits	Mutual Funds
€38bn +9%	€47bn +2%	€6bn +40%

Efficiency	CoR	RoTE
27.3% +0.8pp	1.67% -31bps	21.6% +2.6pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	727	3.9	2,111	6.0	12.8
Net fee income	170	3.8	508	9.4	16.4
Total revenue	**923**	**4.7**	**2,634**	**5.6**	**12.4**
Operating expenses	-252	5.9	-719	8.6	15.6
Net operating income	**670**	**4.2**	**1,915**	**4.5**	**11.2**
LLPs	-103	-38.7	-399	-20.9	-15.9
Attributable profit	**256**	**47.8**	**643**	**14.2**	**21.5**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: Sep-24 data and YoY changes (loans, deposits and mutual funds in constant euros).
43

Digital Consumer Bank Europe

Highlights

- We are focused on **strengthening our leadership** in auto and non-auto through strategic alliances and better service based on new operational leasing and non-auto (Zinia) platforms
- **Loans** rose 5% YoY, on the back of new business growth, mainly in new auto
- **Deposits** up 21%, in line with our deposit gathering strategy to increase retail funding through digital common platforms to reduce funding costs and NII volatility through the interest rate cycle
- **Net operating income grew 8%,** supported by solid revenue performance, on the back of active loan repricing, captured customer deposits and a strong increase in fees, with costs well under control
- CHF mortgage provisions affected **profit** growth YoY and supported quarterly performance

Key data and P&L

New lending	Loans	Customer Funds
€40bn +1%	€138bn +5%	€84bn +21%

Efficiency	CoR	RoTE
46.5% -1.9pp	0.75% +15bps	9.2% -2.2pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	1,069	-2.0	3,256	4.5	4.7
Net fee income	229	-0.8	680	12.3	12.6
Total revenue	**1,398**	**-3.0**	**4,252**	**4.2**	**4.5**
Operating expenses	-656	0.4	-1,976	0.3	0.5
Net operating income	**742**	**-5.9**	**2,276**	**7.9**	**8.2**
LLPs	-279	-9.4	-864	34.2	34.9
Attributable profit	**243**	**8.9**	**696**	**-15.5**	**-15.5**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Sep-24 data and YoY changes (new lending, loans and customer funds in constant euros).

44

North America

Highlights

- **Focus on transformation,** leveraging the strengths of our global businesses in the US and Mexico and continuing our digital transformation
- **Loans** up 3%, particularly in Retail in Mexico and CIB in the US, supported by customer growth (+2% YoY)
- **Deposit** performance in line with our strategy to reduce the costs of excess corporate deposits. Strong growth in **mutual funds**
- **Revenue up 6%,** driven by a strong performance in CIB in the US and in all our global businesses in Mexico
- **Costs** rose, impacted by inflation and higher investments in CIB in the US and in digitalization in Retail in Mexico. Continued efficiency gains, particularly in Consumer and Commercial in the US and CIB in Mexico
- **Profit increased 2% YoY** on the back of sound **net operating income performance (+7%),** which more than offset higher LLPs affected by volumes and the expected CoR normalization
- **Quarterly revenue growth,** mainly driven by volumes in Mexico and CIB's performance in the US. Profit impacted by the usual LLP seasonality in the US and lower leasing volumes and residual values

Key data and P&L

Loans	Deposits	Mutual Funds
€156bn +3%	€124bn -5%	€32bn +26%

Efficiency	CoR	RoTE
47.8% -0.2pp	2.15% +24bps	11.2% +0.8pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	2,527	2.0	7,774	3.3	3.2
Net fee income	641	3.9	1,941	18.5	18.6
Total revenue	**3,367**	**0.8**	**10,406**	**6.2**	**6.1**
Operating expenses	-1,624	1.6	-4,976	5.8	5.7
Net operating income	**1,743**	**0.2**	**5,429**	**6.6**	**6.5**
LLPs	-944	9.7	-2,837	9.0	8.8
Attributable profit	**585**	**-9.5**	**1,931**	**1.7**	**1.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: Sep-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

45

US

- **Lending up 2%,** driven by CIB activity and auto. **Deposits** declined, mainly in CIB, in line with our funding optimization strategy
- **Profit up YoY,** as revenue rose 4%, partially offset by higher costs (investments in CIB) and expected LLP normalization
- **In the quarter, profit** impacted by the usual LLP seasonality in the US and lower leasing volumes and residual values

Loans	Deposits	Mutual Funds
€113bn +2%	€85bn -8%	€14bn +19%

Efficiency	CoR	RoTE[2]
50.4% +0.5pp	1.94% +18bps	11.3% +0.0pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	1,411	0.8	4,235	-1.5	-1.8
Net fee income	296	10.8	835	44.7	44.1
Total revenue	**1,870**	**0.4**	**5,639**	**4.0**	**3.6**
Operating expenses	-940	-0.3	-2,843	5.1	4.7
Net operating income	**929**	**1.1**	**2,796**	**2.9**	**2.5**
LLPs	-650	19.3	-1,821	3.3	2.9
Attributable profit	**216**	**-42.6**	**880**	**2.1**	**1.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Mexico

- Successful customer acquisition campaigns and new commercial agreements are boosting **loans** (most global business) and **deposits**
- **Profit up YoY,** with positive jaws as a strong rise in revenue (mainly NII and fees) outpaced cost growth. LLP normalization as expected
- **Profit +3% QoQ,** supported by good NII performance (volumes) and lower LLPs

Loans	Deposits	Mutual Funds
€43bn +6%	€39bn +2%	€19bn +32%

Efficiency	CoR	RoTE
41.9% -0.9pp	2.69% +35bps	19.3% +1.7pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	1,113	3.3	3,534	9.7	10.0
Net fee income	329	-1.3	1,062	4.0	4.3
Total revenue	**1,476**	**1.2**	**4,721**	**9.1**	**9.3**
Operating expenses	-634	4.6	-1,976	6.9	7.1
Net operating income	**843**	**-1.3**	**2,744**	**10.7**	**10.9**
LLPs	-293	-5.6	-1,014	21.3	21.6
Attributable profit	**394**	**2.8**	**1,234**	**5.9**	**6.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: Sep-24 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 8.1%.

46

South America

Highlights

- We are focused on becoming **the primary bank for our 79 million customers (+4mn YoY)** and **the most profitable bank** in each of our countries, while enhancing **service quality**
- **Loans grew YoY in almost all global businesses,** especially in Brazil. **Deposits and mutual funds** also up in most of our main countries
- **Profit rose YoY at double-digits**, as strong NII growth across countries and businesses more than offset lower gains on financial transactions and higher provisions (volumes in Brazil and normalization in Chile)
- **Significant efficiency gains YoY** (-4pp) driving up **profitability** (RoTE +2pp)
- **Profit rose QoQ,** supported by positive revenue trends, lower legal provisions and tax burden

Key data and P&L

Loans	Deposits	Mutual Funds
€154bn +6%	€131bn +6%	€68bn +8%

Efficiency	CoR	RoTE
35.1% -4.0pp	3.55% +25bps	17.2% +2.4pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	3,520	2.7	11,355	20.8	15.5
Net fee income	1,159	5.2	3,517	0.9	-3.9
Total revenue	**4,678**	**1.7**	**14,468**	**11.4**	**6.1**
Operating expenses	-1,612	4.7	-5,078	-0.1	-4.8
Net operating income	**3,066**	**0.2**	**9,390**	**18.8**	**13.0**
LLPs	-1,326	4.1	-4,074	11.5	6.1
Attributable profit	**984**	**17.4**	**2,665**	**20.6**	**14.4**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: Sep-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

47

Brazil

- **Strong YoY growth in loans, time deposits and mutual funds,** with increases across global businesses, backed by a rise in 6% customers
- **Greater profit and profitability YoY**, driven by NII (volumes and cost of deposits) and efficiency gains, more than offsetting lower gains on financial transactions and higher LLPs (in line with volume growth)
- **QoQ profit rose 17%,** with higher revenue, cost discipline and lower legal provisions and tax burden

Loans	Deposits	Mutual Funds
€96bn +9%	€83bn +7%	€51bn +9%

Efficiency	CoR	RoTE
32.0% -2.7pp	4.78% +11bps	16.8% +3.1pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	2,474	3.1	7,709	22.2	16.6
Net fee income	833	1.9	2,567	4.4	-0.4
Total revenue	**3,282**	**2.5**	**10,266**	**11.9**	**6.8**
Operating expenses	-1,024	0.5	-3,289	3.1	-1.7
Net operating income	**2,258**	**3.5**	**6,977**	**16.6**	**11.3**
LLPs	-1,088	2.0	-3,410	8.8	3.8
Attributable profit	**630**	**16.9**	**1,771**	**30.1**	**24.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Chile

- **Customer growth** (+8% YoY). **Loans** rose in all our global businesses except in CIB. Double-digit growth in **time deposits** and **mutual funds**
- **Profit rose YoY,** boosted by a strong performance in NII (volumes and lower cost of deposits), fee growth, costs rising in line with inflation and a pick up in LLPs from low levels in previous years
- **Solid profit growth QoQ** on the back of improvements in NII (lower cost of deposits), fees and costs

Loans	Deposits	Mutual Funds
€42bn +1%	€29bn +7%	€12bn +22%

Efficiency	CoR	RoTE
37.4% -8.2pp	1.09% +22bps	15.6% +1.5pp

Underlying P&L*	Q3'24	% Q2'24	9M'24	% 9M'23	% 9M'23[1]
NII	482	3.5	1,306	54.5	34.9
Net fee income	146	8.1	411	4.7	-8.6
Total revenue	**691**	**6.3**	**1,878**	**26.9**	**10.9**
Operating expenses	-236	-0.5	-701	4.1	-9.1
Net operating income	**455**	**10.2**	**1,176**	**46.0**	**27.5**
LLPs	-127	2.4	-379	51.0	31.9
Attributable profit	**180**	**12.4**	**433**	**18.9**	**3.9**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: Sep-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

48

Argentina

- We continue working to **improve our customer service** and **adapt our value offer** to customer needs in a dynamic environment
- **Profit,** both YoY and QoQ, impacted by the use of the new inflation-adjusted exchange rate
- Positive jaws, driving an 8pp **efficiency improvement** YoY

Loans	Deposits	Mutual Funds
€6bn -13%	**€9bn** -6%	**€4bn** -28%

Efficiency	CoR	RoTE
42.1% -7.6pp	**4.88%** +79bps	**37.4%** -2.1pp

Underlying P&L*	Q3'24	Q2'24	9M'24	% Q2'24	% 9M'23
NII	390	397	1,812	-1.9	2.6
Net fee income	111	73	315	53.1	-29.3
Total revenue	**421**	**465**	**1,441**	**-9.5**	**-8.4**
Operating expenses	-192	-129	-607	49.3	-22.3
Net operating income	**228**	**336**	**834**	**-32.0**	**5.4**
LLPs	-63	-31	-129	105.1	-10.2
Attributable profit	**116**	**164**	**382**	**-29.7**	**-6.1**

(*) € mn and % change in current euros.

Uruguay, Peru and Colombia

- **Strong loan growth in Uruguay** (+21% YoY) mainly in Retail and Consumer. Joint initiatives between CIB and Corporates in Peru and Colombia
- **Profit up YoY** on the back of double-digit revenue growth in all three countries
- **High profitability,** with double-digit RoTEs

RoTEs		
Uruguay	Peru	Colombia
25.2% +1.7pp	**25.1%** +1.9pp	**15.3%** +0.1pp

Attributable profit


€ mn
157 +23%
9M'24
76 +24%
9M'24
26 +6%
9M'24

Santander

Note: Sep-24 data and YoY changes (profit, loans, deposits and mutual funds in constant euros).
In Argentina, variations are in current euros.

49

50 Appendix Investor Day Targets summary Group P&L and excluding Argentina Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

EUR mn

	January-September 2024			January-September 2023		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	34,682	—	34,682	32,139	—	32,139
Net fee income	9,666	—	9,666	9,222	—	9,222
Gains (losses) on financial transactions [1]	1,493	—	1,493	1,969	—	1,969
Other operating income	9	335	344	(459)	224	(235)
Total income	**45,850**	**335**	**46,185**	**42,871**	**224**	**43,095**
Administrative expenses and amortizations	(19,262)	—	(19,262)	(18,961)	—	(18,961)
Net operating income	**26,588**	**335**	**26,923**	**23,910**	**224**	**24,134**
Net loan-loss provisions	(9,571)	352	(9,219)	(9,511)	474	(9,037)
Other gains (losses) and provisions	(2,590)	(687)	(3,277)	(1,862)	(459)	(2,321)
Profit before tax	**14,427**	**—**	**14,427**	**12,537**	**239**	**12,776**
Tax on profit	(4,246)	—	(4,246)	(3,552)	(213)	(3,765)
Profit from continuing operations	**10,181**	**—**	**10,181**	**8,985**	**26**	**9,011**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**10,181**	**—**	**10,181**	**8,985**	**26**	**9,011**
Non-controlling interests	(872)	—	(872)	(842)	(26)	(868)
Profit attributable to the parent	**9,309**	**—**	**9,309**	**8,143**	**—**	**8,143**

(1) Includes exchange differences.

Explanation of 9M'24 adjustments:

- Temporary levy on revenue earned in Spain in the first quarter, totalling EUR 335 million, which was moved from total income to other gains (losses) and provisions.
- Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).

Explanation of 9M'23 adjustments:

- Temporary levy on revenue earned in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
- Provisions to strengthen the balance sheet in Brazil in the first quarter, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

Santander

51

52 Appendix Investor Day Targets summary and our last step towards ONE SANTANDER Group P&L and excluding Argentina Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

53 Glossary - Acronyms • A2A: account to account • ALCO: Assets and Liabilities Committee • AM: Asset management • AuMs: Assets under Management • bn: Billion • BNPL: Buy now, pay later • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Banking • CoE: Cost of equity • Consumer: Digital Consumer Bank • CoR: Cost of risk • DCB Europe: Digital Consumer Bank Europe • DPS: Dividend per share • EPS: Earning per share • ESG: Environmental, social and governance • EV: Electric Vehicle • FL: Fully-loaded • FTE: Full time employee • FX: Foreign exchange • FY: Full year • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • LLPs: Loan-loss provisions • mn: million • NII: Net interest income • NIM: Net interest margin • NPL: Non-performing loans • NPS: Net promoter score • OEM: Original equipment manufacturer • Payments: PagoNxt and Cards • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SBB: share buybacks • SME: Small and Medium Enterprises • US BBO: US Banking Building-Out • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance

54 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY • RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets • Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortizations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: underlying allowances for loan-loss provisions / average loans and advances to customers over the last 12 months CAPITALIZATION • Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as stockholders' equity (excl. minority interests) - intangible assets ESG METRICS • Women in leadership positions = Percentage of women in senior executive positions over total headcount. This segment corresponds to less than 1% of the total workforce • Equal pay gap = The equal pay gap measures differences in remuneration between women and men in the same job at the same level. • For financial ESG metrics, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report.

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 October 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer